UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on Alvarion® Chosen by Adam Internet to Deploy WiMAX™ Project in South Australia. Dated November 11th , 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Chosen by Adam Internet to Deploy WiMAX™ Project
in South Australia

BreezeMAX® Extreme 5000 to power wireless broadband connectivity for metropolitan Adelaide

Tel Aviv, Israel, November 11, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced it has been selected by Adam Internet to deploy a WiMAX network across metropolitan Adelaide, Australia. Adam Internet is building a wireless broadband network as part of the Australian government’s Broadband Guarantee Program aimed at providing services to all Australian residents. The network will deliver high-speed broadband services to subscribers across an approximate 5000 square kilometer area of metropolitan Adelaide.

Adelaide is widely spread geographically with significant pockets of residential and business premises that lack access to conventional broadband services. Working with the Australian Broadband Guarantee program, which provides qualifying applicants with a subsidy to connect to this service, and the South Australian State Government which has provided seed funding to assist in the infrastructure build, Adam Internet has commenced deployment.

Alvarion is working closely with Adam Internet and expects that the deployment in 14 wireless service areas will be complete in about one year providing maximum coverage across metropolitan Adelaide. It is expected that up to 55,000 residential and business premises will benefit from the provision of this service and will elevate Adelaide above the national Australian average for Broadband penetration.

“Adam Internet aims to bring broadband services to people and businesses who are faced with a very limited choice in the market today. WiMAX offers a high-capacity network that is quick to deploy and very economical to operate,” said Greg Hicks, chairman of Adam Internet. “The excellent performance results of BreezeMAX Extreme 5000 coupled with its compact flexible outdoor design configuration enables us to significantly reduce our upfront network investment and accelerate our return on investment. Alvarion’s expertise in delivering our specific requirements makes them an ideal partner for this project.”

WiMAX technology enables lower cost high speed broadband data applications over extended coverage areas for many types of business models. Alvarion’s WiMAX solutions are very widely deployed all over the world in over 100 countries.

“We are excited to partner with Adam Internet for this important deployment across metropolitan Adelaide,” said Tzvika Friedman, president and CEO of Alvarion. “Residents and businesses will now have access to innovative WiMAX services. Our feature-rich BreezeMAX Extreme WiMAX offering will create new business opportunities for Adam Internet and will allow them to grow their business very quickly.”

Alvarion’s outdoor WiMAX products provide a low energy solution through the use of advanced amplifiers and natural air-flow for cooling. These products have a smaller environmental footprint due to the lower energy consumption, which makes it possible to power them by low maintenance alternative energy solutions, such as solar power, resulting in significantly lower operational expenses for network operators.

About Adam Internet
Adam Internet is a South Australian company based in Adelaide with over 20 years experience as a leading Internet Service Provider.  The company is privately owned and locally operated and delivers data solutions with superior customer service to over 80,000 residential, business and Government clients.

Adam Internet is rated within the top ten largest ISPs in Australia and yet remains steadfastly focused and centered in Adelaide. In particular, 2009 has brought significant and continued growth for Adam Internet with the construction of a $6 million Tier 3 Data Centre and the commencement of the WiMax network in conjunction with Alvarion Ltd.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.